Exhibit (l)(iv)

December 15, 2015

Board of Trustees

Cullen Funds Trust

645 Fifth Avenue

New York, NY 10022

Subscription for Shares of the Cullen Enhanced Equity Income Fund (the “Fund”)

Dear Trustees:

The Cullen 2011 Descendants’ Trust offers to purchase from Cullen Funds Trust 50,000 Retail Class shares of beneficial interest, 50,000 Class C shares of beneficial interest and 400,000 Class I shares of beneficial interest of the Fund at a price of $10.00 per share for an aggregate purchase price of $5,000,000 cash, all such shares to be validly issued, fully paid and non-assessable upon issuance of such shares and receipt of said payment by the Fund.

These shares are not being purchased with any present intent of distributing or reselling the same to the public, and will be held for investment by Cullen Funds Trust.

Sincerely,

/s/ Brooks Cullen
Cullen 2011 Descendants’ Trust

Accepted and Agreed to this 15th day of December, 2015.

Cullen Funds Trust

By:	/s/ Jeff Battaglia

Name: Jeff Battaglia

Title: Treasurer